


03050562

File: 082-04144

May 5, 2003

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the release of financial statements as of and for the period ending 31.03.2003 prepared in accordance with the requirements of the Capital Markets Board of Turkey.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.



FOR GENERAL RELEASE TO THE PUBLIC
MAY 5TH, 2003



Anadolu Efes ("AEFES.IS") has announced its financial statements for 1Q 2003, prepared in accordance with the requirements of the Capital Markets Board ("CMB") of Turkey.

- Anadolu Efes Biracilik ve Malt Sanayi A.S., which conducts the brewing and malting operations of Efes Beverage Group in Turkey has announced its 1Q 2003 financial statements as of and for the period ending on March, 31st, 2003, prepared in accordance with the requirements of CMB.
- Anadolu Efes, with an annual brewing capacity in excess of 900 million liters comprising 5 breweries and 100,000 tons of malt production capacity with two malteries, is the leader of the Turkish beer market. The Company is also the largest shareholder of the rapidly growing international beer and Coca-Cola operations of Efes Beverage Group.
- Based on the requirements of CMB, announced financial statements only represent the performance of Anadolu Efes individually and do not include the consolidation of any of its subsidiaries. Likewise, the results are not inflation adjusted.
- Sales volume of Anadolu Efes for the 1Q 2003 reached approximately 126 million liters, including Turkey originated exports, showing **an increase of 13% versus** 111 million liters in the 1Q 2002.
- Net sales revenues was realised as 72.1 trillion TL in 1Q 2003. Meanwhile, gross profit grew by 51% from 21.2 trillion TL in 1Q 2002 to 32.0 trillion TL in 1Q 2003. The growth in the gross profit came despite the increase in the special consumption tax from 48.7% to 63.3% as of January 8th, 2003. **Cash operating profit also increased by 50% to 21.3 trillion TL in 1Q 2003**.
- Anadolu Efes posted a net profit of 2.6 trillion TL in 1Q 2003 versus 12.5 trillion TL in 1Q 2002. The decrease in the net profit is due to the unforable exchange rates during the period resulting in foreign exchange losses in 1Q 2003, whereas in 1Q 2002, the favorable exchange rates versus year-end provided gains.
- Fitch Ratings, the international rating agency, has taken rating actions on Turkish corporates following the agency's sovereign rating action. Accordingly, Fitch Ratings affirmed the long-term local currency rating of Anadolu Efes at 'BB', and downgraded the long-term foreign currency rating to 'B-' ('B Minus'), capped by the sovereign rating. The Outlook for both ratings for Anadolu Efes is also 'Negative' as for the sovereign ratings. Long-term local currency rating of Anadolu Efes is four notches above the sovereign rating and is the highest among the public ratings by Turkish corporates. The assigned national rating for Anadolu Efes has been upgraded to 'AA (tur)' from 'AA-(tur)'. The national rating of Anadolu Efes is also the highest among the public ratings by Turkish corporates.
- Efes Beverage Group currently has 7 breweries outside Turkey, in Rostov & Moscow-Russia, Almaty & Karaganda-Kazakhstan, Ploiesti-Romania, Odessa-Ukraine and Chisinau-Moldova. The Group also operates malt production facilities in Moscow and Karaganda. The total annual brewing capacity of the Group's international beer operations is 700 million liters and annual malt production capacity is 50,000 tons.
- International beer operations, conducted through Efes Breweries International B.V. ("EBI") an 85% subsidiary of Anadolu Efes, continued to deliver strong results and posted 28% sales volume growth in 1Q 2003 reaching 68.8 million liters. The share of the international beer sales, including Turkish originated exports, as of end of 1Q 2003 has increased to 38% of the total beer sales of the Group versus 35% in 1Q 2002.
- EBI has signed a framework agreement indicating an intention to acquire the majority shares of the Pancevo Brewery ("Pancevo") in Serbia, located on the outskirts of Belgrade, with 40 million liters brewing capacity.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr



FOR GENERAL RELEASE TO THE PUBLIC
MAY 5TH, 2003



- Moscow Efes Brewery ("MEB"), a subsidiary of EBI has signed a Term Sheet with Amstar Brewery ("Amstar") located in Ufa in the Urals region of Russia with 120 million iters brewing capacity, outlining the intent for MEB to acquire Amstar through a partial share purchase and a share swap.
- Anadolu Efes owns 52% of Efes Sinai Yatirim Holding A.S. (Efes Invest) that conducts the Group's international Coca-Cola bottling, marketing and sales operations in Central Asia. Efes Invest, listed both in Istanbul and London Stock Exchanges, owns and operates 3 Coca-Cola bottling franchises in Kazakhstan, Azerbaijan, and Kyrgyzstan, in addition to Turkmenistan where the Company is the largest shareholder controlling the management. In 1Q 2003, the consolidated sales volume of the international Coca-Cola operations grew by 27%.
- In addition, the Group is the largest local shareholder in Coca-Cola Içecek A.S. (CCI) in Turkey, collectively holding 40% stake together with its parent, the Anadolu Group. CCI also posted a 6% volume growth in 1Q 2003.

INCOME STATEMENT
(in trillion TRL)

	1Q2002	1Q2003
GROSS SALES	**76.2**	**112.7**
Deductions from Sales	(23.7)	(40.6)
NET SALES	**52.5**	**72.1**
Cost of Goods Sold	(31.3)	(40.1)
GROSS PROFIT	**21.2**	**32.0**
Operating Expenses	(11.8)	(13.7)
OPERATING PROFIT	**9.3**	**18.3**
Income from Other Operations	17.2	4.3
Expenses from Other Operations	(3.8)	(7.8)
Financial Expenses, Net	(3.5)	(8.9)
PROFIT BEF. EXTRA. ITEMS & TAX	**19.2**	**5.9**
Extraordinary Income	0.1	0.2
Extraordinary Expenses & Losses	(0.8)	(2.0)
PROFIT BEFORE TAX	**18.6**	**4.2**
Tax	(6.0)	(1.6)
NET PROFIT	**12.5**	**2.6**
CASH OPERATING PROFIT*	**14.2**	**21.3**

* Cash Operating Profit comprises of operating profit, depreciation and other non-cash items up to operating profit.

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr



FOR GENERAL RELEASE TO THE PUBLIC
MAY 5TH, 2003



BALANCE SHEET
(in trillion TRL)

	1Q2002	1Q2003
I. CURRENT ASSETS	**142.2**	**209.4**
A. Cash & Banks	37.0	33.3
B. Marketable Securities	0.3	0.3
C. Short Term Trade Receivables	56.9	104.5
D. Other Short Term Receivables	13.0	15.0
E. Inventories	30.4	41.0
F. Other Current Assets	4.7	15.4
II. LONG TERM ASSETS	**248.1**	**367.0**
A. Long Term Trade Receivables	7.6	9.6
B. Other Long Term Receivables	0.0	0.0
C. Long Term Financial Assets	153.3	230.7
D. Net Fixed Assets	83.2	122.6
E. Intangible Assets	0.6	0.5
F. Other Long Term Assets	3.4	3.6
TOTAL ASSETS	**390.3**	**576.5**
I. SHORT TERM LIABILITIES	**212.3**	**271.5**
A. Financial Debt	138.5	147.2
B. Trade Payables	38.5	48.5
C. Other Short Term Payables	15.0	45.2
D. Advances	0.0	0.0
E. Provisions	20.3	30.7
II. LONG TERM LIABILITIES	**47.9**	**56.2**
A. Financial Debt	27.2	31.4
B. Trade Payables	3.4	3.6
C. Other Long Term Payables	7.2	9.5
D. Term Advances	0.0	0.0
E. Provisions	10.0	11.7
III. SHAREHOLDER'S EQUITY	**130.1**	**248.8**
A. Paid-In Capital	50.2	50.2
B. Capital Committments	0.0	0.0
C. Share Premium	0.0	0.0
D. Revaluation Fund	67.5	144.5
E. Reserves	14.1	65.7
F. Current Year Income	12.5	2.6
G. Current Year Loss (-)	0.0	0.0
H. Accumulated Profit (Loss)	(14.1)	(14.2)
TOTAL LIABILITIES&SHAREHOLDER'S EQUITY	**390.3**	**576.5**

For further information regarding Efes Beverage Group, please visit our website at http://www.efesbev.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)

tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hursit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance & Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr